EXHIBIT 99.1

Equinox Gold Annual Meeting, Corporate Update, and Corporate Filings

VANCOUVER, BC, March 25, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") will hold its annual and special meeting of shareholders ("Meeting") on Wednesday, May 4, 2022 commencing at 1:30 pm Vancouver time in a virtual only format, via live webcast.

Equinox Gold will host a corporate update immediately after the Meeting, commencing at approximately 1:40 pm Vancouver time, to discuss the Company's business strategy and objectives. All participants will have the opportunity to ask questions of Equinox Gold's Chair and executive team.

All interested parties are invited to participate in the Meeting and corporate update using the login below.

Meeting commences at 1:30 pm Vancouver Time
Corporate update commences at approximately 1:40 pm Vancouver Time

Login: https://meetnow.global/MGDZ65R

Information regarding how to participate in the Meeting has been distributed to shareholders and is also available for download on Equinox Gold's website at www.EquinoxGold.com/investors/shareholder-meetings.

Shareholders can also submit questions in advance about Equinox Gold, the Meeting or the voting process using the Submit a Question form on our website at www.equinoxgold.com/investors/agm-contact.

Meeting Materials

To further its commitment to environmental sustainability and to reduce its printing and mailing costs, Equinox Gold uses the Notice and Access process for the delivery of meeting materials. Under Notice and Access, instead of receiving printed copies of the meeting materials shareholders receive a Notice and Access Notification containing details of the Meeting date and purpose, how to access the live webcast, and information on how to access the meeting materials electronically. Shareholders with existing instructions on their account to receive printed materials have been mailed a printed copy of the meeting materials.

All of the meeting materials can be downloaded at www.EquinoxGold.com/investors/shareholder-meetings and from Equinox Gold's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Shareholders may request that printed copies of the meeting materials be mailed to them at no cost by contacting the Company at info@equinoxgold.com or by phone at 1-833-EQX-GOLD (1-833-379-4653) (North America) or +1-604-558-0560 (International).

Annual Filings

The Company has also filed its Annual Information Form and its Annual Report on Form 40-F for the year ended December 31, 2021. The Annual Information Form is available for download on SEDAR, on EDGAR and on Equinox Gold's website. The Form 40-F is available for download on EDGAR.

View original content:https://www.prnewswire.com/news-releases/equinox-gold-annual-meeting-corporate-update-and-corporate-filings-301511065.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2022/25/c7033.html

%CIK: 0001756607

For further information: Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 16:26e 25-MAR-22